

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 28, 2016

Wolfgang Ruecker
Chief Executive Officer
GH Capital, Inc.
200 South Biscayne Boulevard
Suite 2790
Miami, FL 33131

>   **Re: GH Capital, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 2, 2016**
>   **File No. 333-211778**

Dear Mr. Ruecker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   You disclose here that you began beta testing ClickDirectPay on May 6, 2016. Please revise to disclose here whether you have generated revenue from ClickDirectPay. If you have not generated any revenue from ClickDirectPay, revise to clarify this throughout your prospectus.

Risk Factors, page 5

2.   Please clarify whether either Mr. Ruecker or Mr. Podeyn resides outside of the United States. If either resides outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon

Mr. Ruecker or Mr. Podeyn or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Ruecker or Mr. Podeyn.

Risks Related to Our Business

We need additional capital to develop our business, page 5

3.   Please revise to disclose the estimated minimum period of time that you will be able to conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis and the minimum additional capital necessary (in dollars) to fund planned operations for a 12-month period, or advise. Make corresponding revisions to the appropriate section of Management's Discussion and Analysis section as well.

Risk Factors Relating to Our Technology

Our inability to protect our systems and data from continually evolving cybersecurity..., page 8

4.   We note that your computer systems and your associated third parties' computer systems have been penetrated by cybersecurity attacks. Please tell us whether these attacks have had a material impact on your results, either individually or in the aggregate. If so, revise to describe the attacks and discuss the impact of the attacks on your business.

In order to remain competitive and to continue to increase our revenues..., page 9

5.   Please revise the heading and body of this risk factor to ensure that it accurately reflects the current status of your offerings and results. In this regard, we note that the heading discusses earnings and the body discusses future offerings. Additionally, we note the statement that you rely in part on third parties for the development of and access to new technologies. Please tell us whether you have any material agreements with these third parties. If so, revise to describe these agreements and tell us what consideration you have given to filing them. Consider Item 601(b)(10) of Regulation S-K.

Risks Related to Our Common Stock

Because we are subject to additional regulatory compliance matters..., page 10

6.   Please revise this risk factor to clarify when your management will first be required to provide a report on the effectiveness of your internal controls over financial reporting. Additionally, we note your statement that Mr. Ruecker has little experience running a public company. Please revise to describe his prior public company experience, if any.

Selling Security Holders, page 15

7.   Please revise to disclose the natural person who has sole or shared voting power over each corporate entity. In this regard, we note that Akshar Technologies and CFO OnCall, Inc. are named as selling security holders. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

8.   We note that, to your knowledge, none of the selling security holders have ever been one of your officers or directors or are broker-dealers or affiliated with broker-dealers. Please delete this knowledge qualifier and the knowledge qualifiers on page 16, 32-33 and 35.

Plan of Distribution, page 16

9.   We note your statement that you will be filing to obtain a listing on the OTCBB. Please revise to clarify that you will be seeking quotation, rather than listing. Additionally, certain portions of your document refer to the OTCQB and others refer to the OTCBB. Please clarify whether you are seeking quotation on both quotation services.

Description of Business

Overview, page 19

10.   You state here that you intend to establish ClickDirectPay as a cost-effective alternative to current payment gateway systems used throughout Europe. Please clarify whether you will conduct your business operations from the U.S. or elsewhere outside of the U.S. If you will conduct your business operations from the U.S., clarify how you will market your offering to customers outside the U.S.

11.   You state that your low software maintenance costs have allowed you to charge processing fees of approximately 30% to 55% less than your competition. Please provide us with support for this statement or remove it.

Software Development Costs, page 20

12.   We note that you entered into a relationship with a third-party to develop your application. Please file any related material agreements or advise. Consider Item 601(b)(10) of Regulation S-K.

Customers, page 20

13.   You disclose here that you currently have two customers and over 100 online merchants registered for ClickDirectPay. Please revise to clarify the difference between a customer and a merchant who is registered for ClickDirectPay. Additionally, please reconcile your

statement here that you currently have 100 online merchants registered for ClickDirectPay with your statement on page 1 that you are currently beta testing ClickDirectPay and that this beta testing is limited to one merchant.

Government Regulation page 21

14.   Please expand this section to further discuss any existing or probable governmental regulations on your business. In this regard, we note that the online global payment industry appears to be a heavily regulated industry. See Item 101(h)(4)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 28

15.   You disclose here that you generated $19,000 in revenues for the fiscal year ended September 30, 2015 and $19,000 in revenues for the six months ended March 31, 2016. You also disclose on page 1 that you began beta testing ClickDirectPay on May 6, 2016. Please revise this section to discuss the services or products from which you generated revenues in the above-referenced fiscal periods.

Directors, Executive Officers, Promoters and Control Persons, page 32

16.   Your disclosure in this section indicates that it provides current information as of November 8, 2012. Please revise to provide current information as of the most recent practicable date.

17.   Please revise to disclose the period during which each director has served as such. See Item 401(a) of Regulation S-K.

18.   We note that Mr. Ruecker co-founded Global Humax Cypress in 2008. Please provide support for your statement that it is a "leading payment processing provider in Europe" or remove this claim. Additionally, clarify whether Mr. Ruecker is a director or officer of Global Humax Cypress, and if so, revise to include a risk factor that discusses the amount of time Mr. Ruecker will devote to each entity and whether he has any conflicting obligations resulting from his involvement with Global Humax Cypress.

Employment Agreements, page 33

19.   You disclose here that you entered into an employment agreement with Mr. Podeyn on April 15, 2015. This appears to conflict with your disclosure on page 11 that you do not have an employment agreement with Mr. Podeyn. Please revise to reconcile this

discrepancy, and if you have entered into an employment agreement with Mr. Podeyn, file this agreement as an exhibit to your registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Transactions with Related Persons, Promoters and Control Persons, page 35

20.   Please revise this section to provide information responsive to Item 404 of Regulation S-K regarding your related party transaction with Global Humax Cyprus Ltd. In this regard, we note your discussion of this transaction on page F-14. Additionally, file the related party customer agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Part II: Information Not Required in Prospectus

Item 14. Indemnification of Directors and Officers, page 38

21.   We note that your directors and officers are indemnified as provided by the Florida corporate law and your bylaws. Please revise to briefly describe the extent to which Florida corporate law and your governing documents require or permit indemnification of your officers and directors. Consider Item 702 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

22.   The legality opinion states that the shares "will be legally issued, fully paid and non-assessable." Since this resale registration statement appears to cover shares that are currently issued and outstanding, please provide a revised opinion that recognizes that these shares are already outstanding and fully paid. In this regard, the opinion should state, if true, that the shares are – and not will be – legally issued, fully paid and non-assessable. See Section II.B.2.h of our Staff Legal Bulletin No. 19.

Signatures, page 42

23.   Please revise to provide the signature of Mr. Podeyn. In this regard, you must provide the signatures of at least a majority of your board of directors. See Instruction 1 to Signatures of Form S-1.

24.   Form S-1 requires the registration statement to be signed by the company's "controller or principal accounting officer." Please revise to indicate which officer is signing in this capacity. See Instructions 1 and 2 to Signatures of Form S-1.

General

25.   On your registration statement cover page you list your name as GH Capital, Inc. Elsewhere, such as in your financial statements and your governing documents submitted with the Florida Division of Corporations, your name is listed as GH Capital Inc. Please revise to reconcile this discrepancy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Max Schatzow, Esq.
        Stark & Stark, PC